SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549
__________

FORM 11-K

(Mark one)
 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Berkshire Energy Resources Retirement Savings Plan
  for Union Employees
115 Cheshire Road
Pittsfield, Massachusetts 01201

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

The Berkshire Energy Resources Retirement Savings Plan for Union Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2002 and 2001 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Berkshire Energy Resources Retirement Savings Plan for Union Employees has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Berkshire Energy Resources Retirement Savings Plan for Union Employees

By	/s/Robert M. Allessio Robert M. Allessio Committee Member	June 6, 2003
By	/s/Richard R. Benson Richard R. Benson Committee Member	June 6, 2003
By	/s/Robert D. Kump Robert D. Kump Committee Member	June 6, 2003

APPENDIX 1

BERKSHIRE ENERGY RESOURCES RETIREMENT SAVINGS PLAN
FOR UNION EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
AND REPORT OF THE INDEPENDENT ACCOUNTANTS

Berkshire Energy Resources Retirement Savings Plan for Union Employees
Index to Financial Statements and Supplemental Schedule

Report of Independent Accountants	1
Financial Statements: Statements of Net Assets Available for Benefits - December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits - Year ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Supplemental Schedule*: Schedule H, line 4i - Schedule of Assets (Held at End of Year)	8
Consent of Independent Accountants	9

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrative Committee of
Berkshire Energy Resources Retirement Savings Plan
for Union Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Berkshire Energy Resources Retirement Savings Plan for Union Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
May 16, 2003

Berkshire Energy Resources Retirement Savings Plan for Union Employees
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value:
Registered Investment Companies	$5,543,135	$6,268,175
Common/Collective Trust	129,703	-
Energy East Stock Fund	167,430	71,510
Participant loans	295,299	324,701

	6,135,567	6,664,386
Receivable:
Accrued interest income	66	-

Net assets available for benefits	$6,135,633	$6,664,386

See notes to financial statements.

Berkshire Energy Resources Retirement Savings Plan for Union Employees
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002 and 2001

	2002	2001

Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(923,171)	$(513,325)
Interest and dividends	174,953	202,757

	(748,218)	(310,568)

Contributions:
Participant	379,897	379,928
Employer	112,905	127,550
Transfers from other qualified plans	-	1,420

	492,802	508,898

Total additions	(255,416)	198,330

Deductions:
Benefits paid to participants	273,007	314,111
Administrative expenses	330	2,044

Total deductions	273,337	316,155

Net increase (decrease)	(528,753)	(117,825)
Net assets available for benefits: Beginning of year	6,664,386	6,782,211

End of year	$6,135,633	$6,664,386

See notes to financial statements.

Berkshire Energy Resources Retirement Savings Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN

The following description of the Berkshire Energy Resources (Company) Retirement Savings Plan for Union Employees (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering hourly paid employees of the Company and certain affiliates. Energy East Corporation (Energy East), the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Effective April 6, 2001, the Company changed its recordkeeper from Diversified Investment Advisors, Inc. (Diversified) to Putnam Fiduciary Trust Company (Putnam). Effective with this change, Putnam was appointed trustee of the Plan and assets with Diversified were transferred to Putnam.

Eligibility

Employees are eligible to participate in the Plan as of the first day of the month following completion of at least 1,000 hours of service during a twelve month period, if they are at least age 21, are employed full time, and are covered by a collective bargaining agreement between the Company and any union which provides for participation in the Plan.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of not less than 1% and not greater than 50% of pretax earnings as contributions to their accounts during each year, subject to Code limitations. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2002 was $1,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

Berkshire Energy Resources Retirement Savings Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

The Company will match 100% of the first 1% of participant contributions and 50% of the next 5% of participant contributions, for a possible total Company match of 3.5% of a participant's eligible compensation.

Benefit Payments

Upon termination of employment due to retirement, disability, or death, a participant (or a participant's beneficiary) may elect to receive a lump sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date.

Participants may request the withdrawal of certain account balances prior to termination of employment due to financial hardship.

Vesting

Participants are fully vested in participant contributions and the Company's matching contributions and earnings thereon without regards to the number of years of continuous service.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Security for each loan is provided by the Plan participant's vested account balance. Payments are made ratably through payroll deductions. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

Participants are allowed to have one loan outstanding at a time, unless a second loan is taken for the purchase of a primary residence.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

Berkshire Energy Resources Retirement Savings Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year- end. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions of the Plan document. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for the payment of all Plan expenses and, second, for the distribution to the participants, based upon the balances in their individual accounts.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

	2002	2001

PIMCO Total Return Fund	$519,055	$368,796
Putnam Asset Allocation: Growth Fund	$1,915,395	$2,216,668
Putnam Asset Allocation: Balanced Fund	$419,233	$445,853
Putnam OTC & Emerging Growth Fund	$478,316	$853,853
Putnam Fund for Growth and Income	$556,555	$731,761
Putnam Money Market Fund	$1,282,128	$1,126,504

Berkshire Energy Resources Retirement Savings Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

3.   INVESTMENTS (Continued)

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2002 and 2001, as follows:
	2002	2001

Registered Investment Companies	$(910,445)	$(513,940)
Common/Collective Trust	(36,591)	-
Energy East Stock Fund	23,865	615

	$(923,171)	$(513,325)

4.   INCOME TAX STATUS

The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Diversified Investment Advisors, Inc. (trustee and recordkeeper prior to April 6, 2001) and Putnam (trustee and recordkeeper from April 6, 2001). Diversified and Putnam are the trustees as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Administrative expenses represent certain transaction fees that are paid by the Plan's participants.

  ASSET TRANSFERS

Transfers to the Plan of $1,420 in 2001 represent the net rollovers of participant account balances from other qualified defined contribution benefit plans.

Berkshire Energy Resources Retirement Savings Plan for Union Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

	Identity of Issue	Description of Investment	Current Value

	Janus Advisor Balanced Fund	Registered Investment Company	$48,038
	Janus Advisor Growth Fund	Registered Investment Company	150,470
	PIMCO Total Return Fund	Registered Investment Company	519,055
*	Putnam Asset Allocation: Growth Fund	Registered Investment Company	1,915,395
*	Putnam Asset Allocation: Balanced Fund	Registered Investment Company	419,233
*	Putnam Asset Allocation: Conservative Fund	Registered Investment Company	84,404
*	Putnam OTC & Emerging Growth Fund	Registered Investment Company	478,316
*	Putnam International Growth Fund	Registered Investment Company	17,949
*	Putnam Fund for Growth and Income	Registered Investment Company	556,555
*	Putnam U.S. Government Income Trust	Registered Investment Company	71,592
*	Putnam S&P 500 Index Fund	Common/Collective Trust	129,703
*	Putnam Money Market Fund	Registered Investment Company	1,282,128
*	Energy East Corporation Stock	Energy East Stock Fund	167,430
	Loan Fund	Participant Loans (5.25% - 10.5%)	295,299

	Total assets held at end of year		$6,135,567

*	Party-in-interest

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-57220) of Energy East Corporation of our report dated May 16, 2003 relating to the financial statements and financial statement schedule of the Berkshire Energy Resources Retirement Savings Plan for Union Employees, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 5, 2003